Exhibit (a)(1)(A)

                CAREERBUILDER, KNIGHT RIDDER AND TRIBUNE COMPANY
                           TO ACQUIRE HEADHUNTER.NET
      CareerBuilder Significantly Increases Consumer Reach, Market Share;
    Knight Ridder and Tribune to Launch New "CareerBuilder" Local Newspaper
                              Recruitment Sections

     Reston, Va., Friday, August 24, 2001 - CareerBuilder, Inc., Knight Ridder (NYSE: KRI) and Tribune Company (NYSE: TRB) announced that they have today entered into an agreement to acquire HeadHunter.NET, Inc. (NASDAQ: HHNT) for $9.25 per share in cash, in a transaction valued at approximately $200 million. Knight Ridder and Tribune will each contribute half of the purchase price.

     The transaction brings together two of the nation's leaders in local and national online recruitment. CareerBuilder is the country's fastest-growing Web-based recruitment resource, with more than 4 million unique visitors each month. Headhunter's site attracts more than 2.5 million unique visitors. The transaction will significantly increase CareerBuilder's consumer reach, market share and employer customer base.

     Rob McGovern, chief executive officer of CareerBuilder, said, "The CareerBuilder/Headhunter combination creates a formidable force that is positioned to close the gap on Monster. This consolidation creates clearer choices and better value for employers and consumers. It brings together the best products and technology, leading expertise and top-notch services under a single go-to source for online and print recruitment."

     Among CareerBuilder's advantages, McGovern said, are unmatched breadth, precision targeting and tools to reach both active and passive jobseekers. "Now, with Headhunter, we will reach well over 5 million consumers every month and provide recruitment solutions to more than 25,000 companies. We will be able to capitalize on Headhunter's strength as a leading national job board, and in staffing agencies and health care. As a bonus, we acquire some of the best online recruitment talent in the business."

     Joining in the acquisition announcement were Tony Ridder, Chairman and CEO of Knight Ridder, and John Madigan, Chairman and CEO of Tribune. "Newspapers have long been the first place people turn when looking for a job," Madigan said, "and the acquisition of Headhunter will enable us to continue building our share of the fastest-growing segment of that market - online recruitment advertising - while maintaining our leadership position in print."

     Tony Ridder added, "This is not just a merger and acquisition story. It is about building a dominant brand in print and online . . . so that wherever a jobseeker might be, at a desk, on a train, outside eating lunch, he has access to CareerBuilder, and CareerBuilder is the service he thinks of first. Our goal is to build a brand that is synonymous with building one's career."

Knight Ridder, Tribune to Launch New "CareerBuilder" Newspaper Recruitment Advertising Sections

     To underscore the importance of providing recruitment solutions across both online and print media, Ridder and Madigan said that in September, both Knight Ridder and Tribune would begin branding their newspaper recruitment sections as CareerBuilder help-wanted. The Chicago Tribune, Los Angeles Times, Newsday, Philadelphia Inquirer, The Morning Call (Allentown, Pa.), The San Jose Mercury News, The Miami Herald, The South Florida Sun Sentinel, The Kansas City Star, and The Ft. Worth Star Telegraph will unveil these special CareerBuilder print sections in their Sunday editions beginning September 30. Other Knight Ridder and Tribune newspapers will follow on consecutive Sundays throughout October.

     "We want to provide best of breed solutions for employers and jobseekers taking full advantage of both online and print media," said Ridder. "We have now brought together market leaders in print with the best of the online recruitment sources."

Combination creates leading online recruitment sales force

     "Like CareerBuilder, Headhunter has a high-energy, sales-driven culture passionate about delivering great solutions for customers," said McGovern. "And in a fast-growing online market, this relentless customer focus is critical." CareerBuilder integrated the online sales forces of Knight Ridder and Tribune with CareerBuilder's in-house sales group in early August. "We now have the finest sales and service team to serve our employer and ad agency customers, bar none."

     According to industry analysts, the recruitment advertising market will total $8 billion in 2001; $7 billion generated in print and $1 billion online.

Terms of the Merger Agreement

     Under the terms of the merger agreement, a newly formed subsidiary of CareerBuilder's parent, Career Holdings, Inc., will make a tender offer for all outstanding shares of Headhunter common stock, including the associated junior participating preferred stock purchase right issued pursuant to Headhunter's Shareholder Protection Rights Agreement, for $9.25 per share in cash, a transaction value of approximately $200 million.

     The tender offer is expected to commence within seven business days of this announcement, and will be followed by a second step merger in which shares not tendered will be converted into the right to receive the same $9.25 per share in cash. CareerBuilder expects the merger to be completed in the fourth quarter of 2001 or the first quarter of 2002.

     The tender offer is conditioned on, among other things, the tender of at least a majority of the outstanding stock of Headhunter. Holders of approximately 27% of the outstanding shares of Headhunter have agreed to tender their shares in the offer and to vote their shares in favor of the merger agreement and against any other transaction, subject to the provisions of the agreement. If less than 90 percent of Headhunter's common stock is purchased in the tender, Headhunter shareholder approval of the merger will be required. The transaction is subject to other customary conditions, including Hart-Scott-Rodino clearance. The boards of directors of Career Holdings and Headhunter unanimously approved the merger agreement.

About CareerBuilder, Inc.

CareerBuilder, backed by Tribune Company and Knight Ridder, is the leading provider of targeted Web recruiting. Through the CareerBuilder Network, employers can post jobs to pinpoint exactly the right candidates by location, industry or diversity. Job seekers can instantly search more than 70 of the Internet's best career sites, in just a couple of clicks. CareerBuilder also provides personalized career services and advice. The CareerBuilder Network is the most powerful career network on the Web, including careerbuilder.com - the flagship career center - and the career centers of premier destination sites including MSN, Bloomberg.com, USA TODAY.com, iVillage.com and latimes.com, Philly.com, chicagotribune.com and BayArea.com.

About HeadHunter.NET, Inc.

Headhunter, a leading national online recruiting and job awareness network, empowers candidates and corporations to manage the job search process. The site features more than two million resumes and jobs representing 10,000 of the nation's top employers across virtually every industry. Attracting more than eight million job seeker visits a month, Headhunter distinguishes itself by providing job seekers privacy when searching and applying for jobs, and allows job seekers and job posters to manage and track the visibility and performance of their listings. Headhunter is based in Atlanta, Georgia, with offices nationwide.

About Knight Ridder, Inc.

Knight Ridder is the nation's second-largest newspaper publisher, with products in print and online. The company publishes 32 daily newspapers in 28 U.S. markets, with a readership of 8.5 million daily and 12.6 million Sunday. Knight Ridder also has investments in a variety of Internet and technology companies and two newsprint companies. The company's Internet operation, Knight Ridder Digital, creates and maintains a variety of online services, including Real Cities (www.RealCities.com), a national network of city and regional destination
        ------------------
sites in 55 U.S. markets. Knight Ridder and Knight Ridder Digital are located in San Jose, Calif.

About Tribune Company

Tribune is one of the country's premier media companies, operating businesses in broadcasting, publishing and on the Internet. It reaches more than 80 percent of U.S. households, and is the only media company with television stations, newspapers and Web sites in the nation's top three markets.

WEBCAST: CareerBuilder, Knight Ridder and Tribune Company officials will hold a conference call with analysts and investors beginning at 10 am CST, Friday, August 24, 2001. The conference call will be accessible to the media and general public via Internet Webcast and through a limited number of listen-only, dial-in conference lines. To gain access to the call, dial 800/249-3584 at least 10 minutes prior to the scheduled 10 a.m. start. Replays of the conference call will be available from August 24 through August 31. To hear the replay, dial 800/633-8284. The access code for the replay is 19604479.

The live Webcast will be accessible through www.tribune.com and through
                                            ---------------
StreetFusion at www.streetfusion.com. An archive of the Webcast will be
                --------------------
available August 24 through August 31.


                                      ###


     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Headhunter. At the time the tender offer is commenced, the acquiring company will file a Tender Offer Statement with the Securities and Exchange Commission and Headhunter will file a Solicitation/Recommendation Statement with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Headhunter, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the
SEC) and the Solicitation/Recommendation Statement will also be available for free at the SEC's Web site at www.sec.gov.

     This press release contains certain comments or forward-looking statements that are based largely on current expectations and are subject to certain risks, trends and uncertainties. Such comments and statements should be understood in the context of the companies' publicly available reports filed with the SEC, including the most current annual reports, 10-Ks and 10-Qs, which contain discussions of various factors that may affect each company's business. These factors could cause actual future performance to differ materially from current expectations. Neither Tribune, KnightRidder nor Headhunter is responsible for updating the information contained in this press release beyond the published date, nor for changes made to this document by wire services or Internet service providers.

MEDIA CONTACTS:                                 INVESTOR CONTACTS:
Gary Weitman, Tribune Co.                       Ruthellyn Musil, Tribune Co
Gweitman@tribune.com                            rmusil@tribune.com
312/222-3394 (Office)                           312/222-3787
312/222-1573 (Fax)                              312/222-1573

Cynthia Funnell, Knight Ridder Digital          Polk Laffoon, Knight Ridder, Inc
cfunnell@knightridder.com                       plaffoon@knightridder.com
408/938-6076 (Office)                           408/938-7838 (Office)
408/938-6080 (Fax)                              408/938-7813 (Fax)

Barry Lawrence, CareerBuilder, Inc.             Craig Stamm, Headhunter.net
Barry.Lawrence@careerbuilder.com                craig.stamm@headhunter.net
703/259-5793 (Office)                           770/349-2480 (Office)
703/259-5785  (Fax)                             770/349-2931 (Fax)

Gil Fuqua, for Headhunter.net
gfuqua@corpcomminc.com
615/254-3376 (Office)